UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

The text of the resolutions adopted by the General Shareholders’ Meeting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. that has been held today, March 16, 2018, is attached, and other related resolutions are informed.

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.	To approve, in accordance with the terms of the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the fiscal year ending on 31 December 2017, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same fiscal year.

To authorize the Group Executive Chairman, Mr. Francisco González Rodríguez, the General Secretary and of the Board, Mr. Domingo Armengol Calvo, and the Deputy Secretary of the Board, Ms. María del Rosario Mirat Santiago, indistinctively and with powers of substitution, to deposit the individual and consolidated annual accounts, management reports and audit reports corresponding to the Bank and its Group, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Commercial Registry Regulations.

1.2.	To approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A.’s profits corresponding to fiscal year 2017, which amount to €2,082,718,756.11 (two billion, eighty-two million, seven hundred and eighteen thousand, seven hundred and fifty-six euros and eleven cents), as follows:

•	The sum of €9,924,591.12 (nine million, nine hundred and twenty-four thousand, five hundred and ninety-one euros and twelve cents) will be allocated to the legal reserve.

•	The sum of €1,600,292,779.20 (one billion, six hundred million, two hundred and ninety-two thousand, seven hundred and seventy-nine euros and twenty cents) to the payment of dividends, of which: (a) a sum of 600,109,792.20€ (six hundred million, one hundred and nine thousand, seven hundred and ninety-two euros and twenty cents) has already been paid in its entirety as 2017 interim dividend prior to this General Shareholders’ Meeting, in accordance with the agreement adopted by the Board of Directors on its 27 September 2017 meeting; and (b) the remaining 1,000,182,987€ (one billion, one hundred and eighty-two thousand and nine hundred eighty-seven euros) will be devoted to the payment of the 2017 supplementary dividend for a total of 0.15€ (fifteen cents of a euro) per share, which will be paid to the shareholders on April 10, 2018.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted on 27 September 2017 by the Bank’s Board of Directors approving the payout of interim dividends for fiscal year 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The sum of €143,833,140.29 (one hundred and forty-three million, eight hundred and thirty-three thousand, one hundred and forty euros and twenty-nine cents) to the cash payment resulting from the acquisition by Banco Bilbao Vizcaya Argentaria, S.A. of the rights of free allocation of the shareholders who so requested during the execution of the share capital increase through voluntary reserves agreed by the General Shareholders’ Meeting held on March 17, 2017, in the item three of the agenda, for the implementation of the shareholder remuneration system called “Dividend Option”.

•	The sum of €300,926,086.08 (three hundred million, nine hundred and twenty six thousand, and eighty-six euros and eight cents), to the payment made in 2017 corresponding to the remuneration of the Additional Tier 1 capital instruments issued by Banco Bilbao Vizcaya Argentaria, S.A. in May 2013, February 2014, February 2015, April 2016 and May 2017.

•	The remaining profit, i.e. the sum of €27,742,159.42 (twenty-seven million, seven hundred and forty-two thousand, one hundred and fifty-nine euros and forty-two cents) will be allocated to the Company’s voluntary reserves.

1.3.	To approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. developed in fiscal year 2017.

RESOLUTIONS UNDER AGENDA ITEM TWO

In this item on the agenda, following the proposal of the Appointments Committee, the General Shareholders’ Meeting has approved the re-election of José Miguel Andrés Torrecillas, Belén Garijo López and Juan Pi Llorens as members of the Board of Directors, for the statutory term of three years, with the status of independent directors.

The General Shareholders’ Meeting, after receiving a favorable report from the Appointments Committee, has also approved the re-election of José Maldonado Ramos as member of the Board of Directors, for the statutory term of three years, in his capacity as external director.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, the General Shareholders’ Meeting has approved the appointment, for the statutory term of three years, of Jaime Félix Caruana Lacorte, Ana Cristina Peralta Moreno and Jan Paul Marie Francis Verplancke as members of the Board of Directors, with the status of independent directors.

Each approved re-election and appointment is accompanied by an explanatory report by the Board of Directors, as required by article 529 decies of the Corporate Enterprises Act and, in the case of the re-election of José Maldonado Ramos, accompanied by the favorable report of the Appointments Committee. These reports have been made available to the shareholders since the publication of the notice of the General Shareholders’ Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Consequently, the General Shareholders’ Meeting has adopted the following resolutions:

2.1.	To re-elect José Miguel Andrés Torrecillas, of legal age, widower, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.2.	To re-elect Belén Garijo López, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.3.	To re-elect Juan Pi Llorens, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.4.	To re-elect José Maldonado Ramos, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

2.5.	To appoint Jaime Félix Caruana Lacorte, of legal age, married, of Spanish nationality, domiciled for these purposes at Calle Azul 4, Madrid, and National Identification Number 18403552X as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.6	To appoint Ana Cristina Peralta Moreno, of legal age, married, of Spanish nationality, domiciled for these purposes at Calle Azul 4, Madrid, and National Identification Number 00398981T as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.7	To appoint Jan Paul Marie Francis Verplancke, of legal age, married, of Belgian nationality, domiciled for these purposes at Calle Azul 4, Madrid, and Passport in force number EN 341149 as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, to determine in 15 the number of members of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM THREE

ONE.- Repealing the unavailed part from the authorisation granted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”), held on March 14th, 2014, under agenda item three, to authorise the Company, directly or via any of its subsidiaries, for a maximum term of five (5) years as of the date on which this resolution is approved, for the derivative acquisition of BBVA shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, all pursuant to the applicable legislation, and to subsequently dispose of the shares acquired by any means permitted by law.

The derivative acquisition of BBVA shares will be subject to the conditions established under the applicable legislation, under any external or internal regulation applicable at any time and under any restrictions that may be applied by any relevant authority. Additionally, the derivative acquisition of BBVA shares will be subject to the following conditions:

•	The nominal value of the treasury stock acquired directly or indirectly under this authorisation, when added to the treasury stock already held by the Company and its subsidiaries, shall not exceed in any case the ten per cent (10%) of the subscribed share capital of BBVA (or any other lower percentage than ten per cent (10%) that may be legally applicable from time to time).

•	The acquisition price per share shall not be lower than its nominal value or higher than a ten per cent (10%) above the listing price or any other price associated to the shares at the time of acquisition.

To expressly authorise the treasury stock acquired by the Company or any of its subsidiaries hereunder to be partially or totally set aside for workers or directors of the Company or its subsidiaries, either directly or as a result of exercising any option rights that they may hold.

TWO.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorisation contained in the previous resolution and to carry out any actions, procedures, requests or applications that may be necessary or convenient for the effectiveness of the authorisation, authorising the Board of Directors to delegate such authority to the Executive Committee, with express powers to delegate this in turn; to the Chairman of the Board; to the Chief Executive Officer; or to any other director; and to empower, in the broadest terms, any Company proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Recommendations Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 12 February 2018, and which has been made available to shareholders as of the date on which this General Meeting was convened.

RESOLUTIONS UNDER AGENDA ITEM FIVE

To authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as in favor of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; the Ministries of the Economy, Industry and Competitiveness and of Tax and Public Administrations; the Spanish Securities Exchange Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, to authorize the Chairman, Mr. Francisco González Rodríguez; the Chief Executive Officer, Mr. Carlos Torres Vila; the Secretary General and of the Board, Mr. Domingo Armengol Calvo; and the Deputy Secretary of the Board, Ms. María del Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this Annual General Meeting, in order to file them with the Commercial Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Company Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM SIX

To approve, on a consultative basis, the Annual Report on the Remuneration of Directors in Banco Bilbao Vizcaya Argentaria, S.A., corresponding to financial year 2017, which has been made available to shareholders, together with the remaining documents pertaining the General Meeting, as of the date on which the Meeting was called.

Additionally, it is informed that after the General Shareholders’ Meeting the term of office of the director José Antonio Fernández Rivero expired, and thus he ceased to be member of the Board of Directors. Consequently, he also ceased to be member of the Executive Committee and of the remaining Committees to which he belonged.

Likewise, it is informed that Tomás Alfaro Drake loses the condition of independent director, as 12 years have lapsed since his first appointment as director of the Bank, changing his condition to be that of other external director. He thus ceases to be member of the Audit and Compliance Committee and member and Chair of the Appointments Committee.

The remaining members of the Board of Directors, including those that have been re-elected by the General Shareholders’ Meeting, will continue performing their functions in the different Board Committees. Therefore, apart from the aforementioned changes, the Board Committees will keep their current composition.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 19, 2018
By: /s/ Maria del Rosario Mirat Santiago

Name: Maria del Rosario Mirat Santiago

Title: Authorized representative